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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 2 8 2007

SEC FILE NUMBER
8- 53234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nantucket Securities Company, LLC

OFFICIAL USE ONLY
CRD 112318
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40950 Woodward Avenue, Suite 307
(No. and Street)

Bloomfield Hills (City) Michigan (State) 48304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Virginia Maniaci (248)723-9286
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rehmann Robson
(Name – *if individual, state last, first, middle name*)

5750 New King Street, Suite 200 (Address) Troy (City) Michigan (State) 48098 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Virginia Maniaci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nantucket Securities Company, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NANTUCKET SECURITIES COMPANY, LLC
Bloomfield Hills, Michigan

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS REPORT ON
INTERNAL CONTROL
IN ACCORDANCE WITH SEC RULE 17a-5

For the Year Ended December 31, 2006

NANTUCKET SECURITIES COMPANY, LLC

TABLE OF CONTENTS

* * * * *



REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT

February 18, 2007

Managing Member
Nantucket Securities Company, LLC
Bloomfield Hills, MI 48304

We have audited the accompanying statement of financial condition of ***Nantucket Securities Company, LLC*** (the "Company") as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As explained in Notes 2 and 6, the Company has extensive transactions and relationships with its affiliates. Because of these situations it is possible that the terms of these transactions are not the same as terms that would result from transactions among unrelated parties.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Nantucket Securities Company, LLC*** at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

5750 New King Street • Suite 200 • Troy, MI 48098 • 248.952.5000 • Fax 248.952.5750 • www.rehmann.com

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on Page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

NANTUCKET SECURITIES COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Current assets	
Cash and cash equivalents	$ 58,730
Consulting fees receivable	25,894
Prepaid expenses	3,332
Total assets - all current	**$ 87,956**

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Payable to affiliate	$ 20,968
Accounts payable	15,000
Total liabilities - all current	**35,968**
Contingeny (Note 6)	
Member's equity	
Contributed capital	212,750
Accumulated deficit	(159,012)
Member receivable	(1,750)
Total member's equity	**51,988**
Total liabilities and member's equity	**$ 87,956**

The accompanying notes are an integral part of these financial statements.

NANTUCKET SECURITIES COMPANY, LLC

STATEMENT OF OPEATIONS

Year Ended December 31, 2006

Revenue	
Consulting fees	$ 80,048
Interest	116
Total revenue	**80,164**
Expenses	
Occupancy	145,506
Legal and professional	9,125
General and administrative	6,620
Total expenses	**161,251**
Net loss	**$ (81,087)**

The accompanying notes are an integral part of these financial statements.

NANTUCKET SECURITIES COMPANY, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2006

	Contributed Capital	(Accumulated Deficit)	Member Receivable	Total
Balances, January 1, 2006	**$ 159,750**	**$ (77,925)**	**$ (3,500)**	**$ 78,325**
Contributions	53,000	-	1,750	54,750
Net loss	-	(81,087)	-	(81,087)
Balances, December 31, 2006	**$ 212,750**	**$ (159,012)**	**$ (1,750)**	**$ 51,988**

The accompanying notes are an integral part of these financial statements.

NANTUCKET SECURITIES COMPANY, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (81,087)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities, which provided (used) cash	
Consulting fees receivable	864
Prepaid expenses	(112)
Payable to affiliate	(4,959)
Accounts payable	(2,500)
Net cash used in operating activities	**(87,794)**
Cash flows provided by financing activities	
Member contributions	54,750
Decrease in cash and cash equivalents	**(33,044)**
Cash and cash equivalents, January 1, 2006	91,774
Cash and cash equivalents, December 31, 2006	**$ 58,730**

The accompanying notes are an integral part of these financial statements.

NANTUCKET SECURITIES COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nantucket Securities Company, LLC (the "Company"), is a registered broker-dealer and a member of the National Association of Securities Dealers (the "NASD"), and the Securities Investor Protection Corporation (the "SIPC"). The Company is a single member limited liability company owned by Nantucket Valenti, L.P., a limited partnership owned directly and indirectly by various individuals including certain General Securities Principals of the Company. The Company receives compensation for the introduction and client service of outside money manager interests either directly from a portion of the management and incentive fees earned by the outside money manager, or from a portion of the brokerage commissions generated by the hedge fund's trading activity. In October 2004, the Company changed from being a fully introducing broker-dealer to a limited purpose broker-dealer.

Revenue Recognition

Consulting fee income is based on client services and introductions to outside money managers and is calculated based on agreed upon rates between the Company and the outside money managers or their affiliates and is recognized as income when services are rendered (see Note 5). Upon the change from an introducing broker-dealer, the Company no longer executes securities transactions to earn commission revenue. The NASD has defined this consulting income as referral fees. Interest income is accrued as earned.

Financial Instruments

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables and payables) approximates their carrying value; as such financial instruments are either reported at market value, are short term in nature or bear interest at current market rates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents to include money market accounts and time deposits with original maturities of 90 days or less when purchased.

Consulting Fees Receivable

Consulting fees receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that in management's opinion are uncollectible.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

The Company shares certain occupancy and other expenses with commonly owned and management controlled affiliates, Nantucket Capital Management, LLC, Nantucket Multi Managers, LLC, and Nantucket PEF, LLC ("Affiliated Entities"). Monthly reimbursements are made by the Company for allocated expenses. Such expenses amounted to $145,506 for 2006.

The General Securities Principals, the Financial Operations Principal, and brokers of the Company are also employees of Nantucket Capital Management, LLC and Nantucket Multi Managers, LLC, both registered investment advisors with the Securities and Exchange Commission.

The Company has been retained by Nantucket Multi-Managers, LLC, as a selling agent for various Nantucket Funds which are managed by Nantucket Multi-Managers, LLC, the Managing Member, or General Partner. On July 17, 2006, the selling agreement between Nantucket Multi-Managers, LLC and the Company was terminated.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital may not exceed 15 to one (1,500%).

At December 31, 2006, the Company had net capital of $17,762, which was $12,762 in excess of required net capital and the Company's ratio of aggregate indebtedness to net capital was 202.5%.

From time to time, capital withdrawals are made from the Company's excess net capital. At this time, however, there are no specific withdrawals planned.

4. INCOME TAXES

The Company is a limited liability company and is not subject to federal income taxes. The Company's profits and losses are included in the member's tax return. Therefore, there is no federal tax provision in the accompanying financial statements.

5. RISKS AND UNCERTAINTIES

The Company derives 85% of its revenue from two consulting customers. The Company has a contract in place with one customer that may be terminated at either party's request. The contract calls for a per annum consulting fee of .25% of the capital balance referred. The Company does not have a contract in place with the second customer. A potential exists for a near term adverse impact on the results of operations if total or partial loss of these business relationships were to occur.

Additionally, part of the above revenues could be characterized as "soft dollar" payments. The SEC is studying the use of "soft dollar" payments for marketing and client introductions and they currently fall outside the "safe harbor" provided in Section 28E. The SEC may eliminate them at some point in the future, resulting in a complete revenue loss for the Company or the need for the Company to change from receiving "soft dollar" payments to brokerage commissions.

6. CONTINGENCY

Nantucket Capital Management, LLC ("NCM"), a SEC registered investment advisor and affiliate of Nantucket Securities Company, LLC ("NSC") is being sued, with many others, by the bankruptcy trustee of a bankrupt outside money manager to recover fees paid by the outside money manager, which is common practice in bankruptcy proceedings. NCM was paid fees by the outside money manager during the period 2000 through 2002 for marketing services. While NCM and its counsel strongly contest this lawsuit, the outcome is unclear at this time.

*****

NANTUCKET SECURITIES COMPANY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2006

Total ownership equity	**$ 51,988**
Nonallowable assets	
Consulting fees receivable	25,894
Prepaid expenses	3,332
Total nonallowable assets	**29,226**
Net capital before other deductions	22,762
Fidelity Bond	5,000
Net capital	$ 17,762
Aggregate indebtedness	
Items included on statement of financial condition	
Accounts payable and payable to affiliate	$ 35,968
Computation of basic net capital requirement	
Minimum of net capital requirement (the greater of $5,000 or 6.66% of aggregate indebtedness)	$ 5,000
Excess net capital	**$ 12,762**
Percentage of aggregate indebtedness to net capital	202.50%

There are no differences between the amounts presented above and the amounts reported in the Company's unaudited December 31, 2006 FOCUS report, as filed.



REHMANN ROBSON

Certified Public Accountants

A member of THE REHMANN GROUP An Independent Member of Baker Tilly International

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5
For a Broker-Dealer Claiming an Exemption
From SEC Rule 15c3-3

February 18, 2007

Managing Member
Nantucket Securities Company, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Nantucket Securities Company, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

5750 New King Street • Suite 200 • Troy, MI 48098 • 248.952.5000 • Fax 248.952.5750 • www.rehmann.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson

END